Exhibit 99.1

China Yuchai International Announces

Unaudited 2023 First Half-Year Financial Results

SINGAPORE, Singapore — August 10, 2023 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), wishes to announce today its unaudited consolidated financial results for the 2023 first half-year (“1H 2023”) ended June 30, 2023. The financial information presented herein for 1H 2023 and for the 2022 first half-year (“1H 2022”) are reported using the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 1H 2023

•	Revenue grew by 7.0% to RMB 9.2 billion (US$ 1.3 billion) compared with RMB 8.6 billion in 1H 2022;

•	Gross profit increased by 14.1% to RMB 1.6 billion (US$ 214.8 million) compared with RMB 1.4 billion in 1H 2022. Gross margin increased to 16.9% in 1H 2023 compared with 15.9% in 1H 2022;

•	Operating profit grew by 34.6% to RMB 387.7 million (US$ 53.7 million) compared with RMB 288.0 million in 1H 2022;

•	Basic and diluted earnings per share increased by 90.8% to RMB 4.37 (US$ 0.60) compared with RMB 2.29 in 1H 2022;

•	Total number of engines sold decreased by 8.4% to 165,793 units compared with 180,911 units in 1H 2022.

Revenue was RMB 9.2 billion (US$ 1.3 billion) compared with RMB 8.6 billion in 1H 2022.

The total number of engines sold by GYMCL in 1H 2023 declined by 8.4% to 165,793 units compared with 180,911 units in 1H 2022. The decrease was mainly due to lower engine sales in the truck and agriculture application markets, partially offset by higher engine sales in the bus, industrial, and marine and power generation markets.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in 1H 2023, commercial vehicle unit sales (excluding gasoline-powered and electric-powered vehicles) increased by 8.3% compared to 1H 2022 as truck and bus sales increased by 6.0% and 28.1% respectively.

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Gross profit increased by 14.1% to RMB 1.6 billion (US$ 214.8 million), compared with RMB 1.4 billion in 1H 2022. Gross margin increased to 16.9% as compared with 15.9% in 1H 2022. The increase in gross profit and gross margin was mainly attributable to margin improvement across most market segments with greater sales of larger engines, and contributions from ongoing cost reduction efforts.

Other operating income increased by 59.3% to RMB 136.2 million (US$ 18.8 million) compared with RMB 85.5 million in 1H 2022. The increase was mainly due to higher government grants received and recognized.

Research and development (“R&D”) expenses decreased slightly to RMB 406.0 million (US$ 56.2 million) compared with RMB 408.5 million in 1H 2022. The Company continues to invest in research and development for on-road engines in the commercial vehicle markets and off-road engines as well as new energy products. Total R&D expenditures, including capitalized costs, were RMB 465.2 million (US$ 64.4 million) representing 5.1% of revenue in 1H 2023, as compared to RMB 476.9 million, or 5.6% of revenue, in 1H 2022.

Selling, general and administrative (“SG&A”) expenses increased by 19.3% to RMB 894.5 million (US$ 123.8 million) from RMB 749.6 million in 1H 2022. The increase was mainly due to higher provision for personnel and other selling and administrative expenses compared with the same period last year. SG&A expenses represented 9.8% of revenue for 1H 2023 compared with 8.7% in 1H 2022.

Operating profit rose by 34.6% to RMB 387.7 million (US$ 53.7 million) from RMB 288.0 million in 1H 2022. The operating margin was 4.2% compared with 3.4% in 1H 2022.

Finance costs declined by 2.9% to RMB 53.6 million (US$ 7.4 million) from RMB 55.2 million in 1H 2022.

The share of financial results of the associates and joint ventures was a profit of RMB 29.6 million (US$ 4.1 million) compared with a loss of RMB 30.9 million in 1H 2022. This improvement was primarily due to higher profits at MTU Yuchai Power Company Limited and a return to profitability at Y&C Engine Co. Ltd.

Income tax expense was RMB 110.6 million (US$ 15.3 million) as compared with RMB 56.5 million in 1H 2022. The change was mainly due to the higher taxable income in 1H 2023 and adjustment for under provision in the prior year.

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Net profit attributable to equity holders of the Company was RMB 178.4 million (US$ 24.7 million) compared with RMB 93.7 million in 1H 2022.

Basic and diluted earnings per share were RMB 4.37 (US$ 0.60) compared with RMB 2.29 in 1H 2022.

Basic and diluted earnings per share for 1H 2023 and 1H 2022 were based on a weighted average of 40,858,290 shares.

Balance Sheet Highlights as at June 30, 2023

•	Cash and bank balances were RMB 5.6 billion (US$ 777.2 million) compared with RMB 4.9 billion at the end of FY 2022;

•	Trade and bills receivables were RMB 9.0 billion (US$ 1.3 billion) compared with RMB 6.8 billion at the end of FY 2022;

•	Inventories were RMB 4.9 billion (US$ 682.4 million) compared with RMB 4.9 billion at the end of FY 2022;

•	Trade and bills payables were RMB 8.0 billion (US$ 1.1 billion) compared with RMB 6.9 billion at the end of FY 2022;

•	Short-term and long-term loans and borrowings were RMB 3.0 billion (US$ 419.7 million) compared with RMB 2.3 billion at the end of FY 2022.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We achieved better financial results, with higher revenue, margins and earnings per share than the same period last year despite uneven growth in the China’s commercial vehicle markets. Investments in key joint ventures are now contributing more to net profits.”

“Our revenues in the first half of 2023 reflected the breadth of our product portfolio to serve our customers across a number of industries. We are confident that we can leverage the long-term growth potential of our businesses and create value for our shareholders,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 7.2258 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2023. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2023 or at any other date.

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Unaudited 1H 2023 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 10, 2023. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo, respectively, who will present and discuss the financial results of the Company followed by a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register.vevent.com/register/BI74bf52d8366e405fac48da1ef3a1942d at least one hour before the scheduled start time. A reply email will be sent with instructions and numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at https://www.cyilimited.com. Participants are encouraged to join the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development teams and significant market share in China with high-quality products and reliable after-sales support. In 2022, GYMCL sold 321,256 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit https://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint ventures’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

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